Exhibit 4.2

Execution Copy

FIRST AMENDMENT TO
MERGER AGREEMENT AND PLAN OF REORGANIZATION

This FIRST AMENDMENT TO MERGER AGREEMENT AND PLAN OF REORGANIZATION (“Amendment”) effective this 18th day of December, 2014 is by and among The Best One, Inc., a Florida corporation (“TBO”), Tiger Media, Inc., a Cayman Islands company (“Parent”), TBO Acquisition, LLC, a Delaware limited liability company, which is a wholly owned Subsidiary of Parent (“Merger Sub”) and Derek Dubner, solely in his capacity as Representative hereunder.

Recitals

WHEREAS, TBO, Parent, Merger Sub and Representative have previously entered into that certain Merger Agreement and Plan of Reorganization dated as of December 14, 2014, including the exhibits and schedules thereto (as amended, the “Agreement”); and

WHEREAS, TBO, Parent, Merger Sub and Representative desire to amend certain provisions of the Agreement as set forth herein.

Agreement

NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	The following definitions set forth in Section 1.1 of the Agreement shall be amended and restated in their entireties as follows:

“‘Insolvent’ means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Liabilities as they come due, (ii) such Person is unable to pay its debts and Liabilities, subordinated, contingent or otherwise, as such debts and Liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct its business as such business is now conducted.”

“‘TBO Preferred Stock’ means the TBO Series A Preferred Stock and the TBO Series B Preferred Stock.”

2.	The following definition shall be added to the list of definitions set forth in Section 1.1 of the Agreement in its appropriate location in alphabetical order:

“‘TBO Series B Preferred Stock’ means the Series B Convertible Preferred Stock of TBO, par value $0.001.”

3.	Section 3.1 of the Agreement is hereby amended and restated in its entirety as follows:

“3.1 Conversion of Shares in the Merger. Subject to the provisions of this Article III and Section 9.3, at and as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, the outstanding securities of TBO and Merger Sub shall be converted as follows:

(a) Each share of TBO Common Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive one (1) validly issued, fully paid and nonassessable shares of Parent Common Stock.

(b) Each share of TBO Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 525.063 validly issued, fully paid and nonassessable shares of Parent Preferred Stock.

(c) Each share of TBO Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.750089 validly issued, fully paid and nonassessable share of Parent Common Stock.

(d) One hundred percent (100%) of the membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into membership interests of the Surviving Company, so that at the Effective Time, Parent shall be the holder of all of the issued and outstanding membership interests of the Surviving Company. Each stock certificate of Merger Sub representing any such membership interests shall after the Effective Time evidence ownership of membership interests of Surviving Company.

(e) Each share of Parent’s capital stock issued and outstanding at and as of the Effective Time will remain issued and outstanding.”

4.	The following sentence is hereby added to the end of Section 4.8 of the Agreement:

“Solely for purposes of this Section 4.8, the definition of “Material Adverse Effect” shall be limited to the business of any Acquired Entity as currently conducted.”

5.	The following Section 6.20 is hereby added to the Agreement:

“6.20 TBO Recapitalization. As soon as practicable after the date hereof, but in any case on or before January 6, 2015, TBO shall cause the TBO Shareholders set forth on Exhibit 1 hereto to exchange the number of shares of TBO Common Stock set forth opposite each such TBO Shareholder’s name for an equal number of shares of TBO Series B Preferred Stock (the “Recapitalization”). The TBO Series B Preferred Stock shall in all material respects reflect the same rights, preferences and designations as the TBO Common Stock.”

6.	The following Section 7.2(m) is hereby added to the Agreement:

“(m) Recapitalization. The Recapitalization shall have been timely completed in accordance with Section 6.20.”

7.	Section 8.1(f) of the Agreement is hereby amended and restated in its entirety as follows:

“(f) By Parent, if the TBO Shareholders have not approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the requirements of the FBCA and the TBO Charter on or before January 6, 2015.”

8.	Except as amended by the terms of this Amendment, the Agreement remains in full force and effect.

9.	Unless otherwise defined, capitalized terms used herein have the meanings given to them in the Agreement.

[Signature Page Follows]IN WITNESS THEREOF, this Amendment has been executed by the undersigned as of the day, month and year first above written.

Parent:
Tiger Media, Inc.

By: /s/Joshua Weingard
Name: Joshua Weingard
Title: Corporate Counsel and Secretary

Merger Sub:
TBO Acquisition, LLC

By: /s/Joshua Weingard
Name: Joshua Weingard
Title: Manager

TBO:
The Best One, Inc.

By: /s/Derek Dubner
Name: Derek Dubner
Title: Chief Executive Officer

Representative:

/s/Derek Dubner

Derek Dubner

Exhibit 1
Recapitalization

Four Kids Investment Funds, LLC	2,000,000
Barry Honig	1,200,000
Frost Gamma Investments Trust	3,200,000
Grander Holdings, Inc. 401K	938,000
Birchtree Capital, LLC	960,000